

02052539

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 21, 2002

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1. Press release dated August 20, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Millicom International Cellular S.A.

Date: August 21, 2002

By: 
Name: David Worcester
Title: Chief Financial Officer

Item 1

It is with great sadness that Millicom International S.A. announces that the Founder and Chairman of the company, Mr. Jan Hugo Stenbeck, has passed away at the age of 59 years old.

Mr. Stenbeck suffered a heart attack at the American Hospital in Paris on Monday night after a brief illness.

Mr. Stenbeck was also the Founder and Chairman of Invik & Co. AB, Tele2 AB, MTG AB, Metro International S.A., Transcom WorldWide S.A. and was the Chairman of Industriförvaltnings AB Kinnevik.

Stockholm August 20, 2002